EXHIBIT 99.1

Silence Therapeutics and Mallinckrodt Initiate Work on Third Target as Part of Ongoing RNAi Research Collaboration for Complement-Mediated Diseases

–	Silence to receive $2 million research milestone payment
–	Silence is also eligible to receive up to $2 billion in total milestone payments across all three targets and tiered double-digit royalties on net sales for each product candidate

26 February 2021

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announced the Company will receive a $2.0 million milestone payment following the initiation of work on a third target being explored under its ongoing RNAi research collaboration with Mallinckrodt plc (“Mallinckrodt”) for the treatment of complement pathway-mediated diseases.

The collaboration is focused on the development and commercialization of RNAi therapeutics designed to inhibit or ‘silence’ the complement cascade, a group of proteins that are involved in the immune system and play a role in the development of inflammation. Using Silence’s proprietary mRNAi GOLD™ (GalNAc Oligonucleotide Discovery) Platform, each target in the collaboration will be investigated before progressing into clinical development.

Mark Rothera, President and CEO of Silence Therapeutics, commented: “Our expanding collaboration with Mallinckrodt highlights our commitment to maximize our mRNAi GOLD™ Platform through partnerships while also advancing our pipeline of wholly owned programs. We believe the potential for our platform to target disease-associated genes in the liver is substantial and continue to see real promise in our siRNA therapies to treat complement-mediated disorders.”

Mark C. Trudeau, President and CEO of Mallinckrodt, said: “We are pleased by the significant potential of Silence’s RNAi technology to address the unmet needs of patients suffering from a range of rare diseases as well as conditions of immune dysregulation. We look forward to working with Silence to progress IND enabling studies related to our complement pathway C3 targeting program this year.”

In July 2019, Silence received an upfront payment of $20 million from Mallinckrodt for an exclusive worldwide license to one complement target and options for up to two additional targets, which Mallinckrodt has exercised at $2 million per target. Under the terms of the agreement, Silence is responsible for preclinical activities and for executing development of each target through Phase 1, after which Mallinckrodt will assume responsibility for clinical development and global commercialization. Silence is also eligible to receive tiered double-digit royalties on net sales for each optioned product candidate and up to $2 billion in total milestone payments across all three targets.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European PR Consilium Strategic Communications Mary-Jane Elliott/ Angela Gray / Chris Welsh silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence's proprietary messenger RNAi GOLD™ (GalNAc Oligonucleotide Discovery) Platform can be used to create siRNAs that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron loading anemias. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Takeda, among others. For more information, please visit https://www.silence-therapeutics.com/.

About Mallinckrodt
Mallinckrodt is a global business consisting of multiple wholly owned subsidiaries that develop, manufacture, market and distribute specialty pharmaceutical products and therapies. The company's Specialty Brands reportable segment's areas of focus include autoimmune and rare diseases in specialty areas like neurology, rheumatology, nephrology, pulmonology and ophthalmology; immunotherapy and neonatal respiratory critical care therapies; analgesics and gastrointestinal products. Its Specialty Generics reportable segment includes specialty generic drugs and active pharmaceutical ingredients. To learn more about Mallinckrodt, visit www.mallinckrodt.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company’s clinical and commercial prospects. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.